Exhibit 99.2

NOTICE OF AVAILABILITY OF PROXY MATERIALS FOR TRANSCANADA CORPORATION ANNUAL MEETING Throughout this notice TransCanada and our means TransCanada Corporation and you, your, and shareholder mean a beneficial holder of common shares of TransCanada Corporation. You are receiving this notice because TransCanada is using notice and access to deliver our Management information circular to you by providing you with electronic access to the document, instead of mailing paper copies.1 You will receive a voting instruction form with this notice so you can vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the circular because it reduces paper use and the cost of printing and mailing materials to shareholders. Annual Meeting: When: May 2, 2014 Where: BMO Centre Palomino Rooms A-E 10:00 a.m. Mountain Daylight Time 13th Avenue and 3rd Street S.E., Calgary, AB Items of business to be voted on at the meeting: The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below: 1. Financial Statements – Receive our audited consolidated financial statements for the year ended December 31, 2013, and the auditors’ report. 2. Election of Directors – Elect the directors for the next year. See also “The Nominated Directors” section of the Management information circular. 3. Appointment of Auditors – Appoint KPMG LLP, Chartered Accountants as auditors and authorize the directors to fix their remuneration. 4. Advisory Vote on Executive Compensation – Accept TransCanada’s approach to executive compensation. See also the “Executive compensation” section in the Management information circular. 5. Other Business – Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned. PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING. The Management information circular and other relevant materials are available at: http://www.transcanada.com/notice-and-access OR www.sedar.com 1 The following shareholders will be mailed paper copies of the Management information circular: those who have already provided instructions that they prefer to receive paper copies employees of our U.S. affiliate who own TransCanada shares through our U.S. affiliate’s 401(k) retirement plans certain shareholders whose brokers receive materials through Computershare.

How to request a paper copy of the Management information circular: You can request a paper copy of the Management information circular be sent to you by regular postal delivery at no charge for up to one year from March 19, 2014 using the following methods and entering the 12-digit control number located on the voting instruction form and following the instructions provided: Online at www.proxyvote.com By telephone at 1-877-907-7643 To receive your paper copy in advance of the meeting and before the proxy deposit time and date below, you must make your request by 5:00 p.m. Eastern Daylight Time on Wednesday, April 16, 2014 set out in the enclosed voting instruction form. You will not be sent another voting instruction form so please retain the one mailed to you so you can vote your shares. Voting: YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must vote using the methods set out in your enclosed voting instruction form and summarized below: Internet: www.proxyvote.com Telephone voting: 1-800-474-7493 (English) OR 1-800-474-7501 (French) Facsimile: 905-507-7793 Voting by mail: Return the enclosed pre-paid business reply envelope to: Data Processing Centre PO Box 2800 Stn LCD Malton Mississauga, ON L5T 2T7 To be valid, your voting instruction form must be received by the proxy deposit time and date of 12:00 p.m. Eastern Daylight Time on Wednesday, April 30, 2014. Our Annual report and Annual financial statements will be delivered to all shareholders who requested to receive such documents. If you have any questions about this notice, you can call our Investor Relations line at 1-800-361-6522.